

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

February 9, 2007

Donald D. Humphreys
Senior Vice President and Treasurer
Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, Texas 75039-2298

> **Re:** **Exxon Mobil Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2005**
> **Filed February 28, 2006**
> **Form 10-Q for the Fiscal Quarters Ended March 31, 2006 June 30,**
> **2006, and September 30, 2006**
> **Filed May 4, 2006, August 4, 2006 and November 8, 2006**
> **Response Letter Dated February 2, 2007**
> **File No. 1-02256**

Dear Mr. Humphreys:

      We have reviewed your response letter and filings and have the following comment. We have limited our review of your filing to those issues we have addressed in our comment. Please provide a written response to our comment. Please be as detailed as necessary in your explanation. After reviewing your response, we may raise additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2005

Supplemental Information on Oil and Gas Exploration and Production Activities (unaudited), page 76

1.   As requested in the Closing Comments section of our letter dated January 12, 2007, please provide us draft disclosures you anticipate including in your Form 10-K for the fiscal year ended December 31, 2006, to address previous comments one and three.

Closing Comments

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your response to our comment and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comment.

You may contact Mark Wojciechowski at (202) 551-3759 if you have questions regarding the comment on the financial statements. Please contact me at (202) 551-3683 with any other questions.

Sincerely,

Jill S. Davis
Branch Chief